Exhibit 99

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164
www.magna.com

PRESS RELEASE

MAGNA POSTS 2013 ANNUAL REPORT

March 28, 2014, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today announced that its 2013 Annual Report, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements, Annual Information Form (AIF) and Form 40-F, are now available on the company’s website, www.magna.com.  Magna has also filed these documents with the Canadian Securities Administrators (accessible through its website at www.sedar.com) and the U.S. Securities and Exchange Commission (accessible through its website at www.sec.gov/edgar).

Magna will provide a hard copy of our audited financial statements as contained in our 2013 Annual Report to Shareholders, free of charge, on request through our website or in writing to Magna International Inc., Attn:  Corporate Secretary, 337 Magna Drive, Aurora, ON, Canada L4G 7K1.

ABOUT MAGNA

We are a leading global automotive supplier with 316 manufacturing operations and 84 product development, engineering and sales centres in 29 countries. We have over 125,000 employees focused on delivering superior value to our customers through innovative products and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.